December 17, 2007

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington D.C., 20549-0305

U.S.A.

Re:	Konami Corporation
Form 20-F for the fiscal year ended March 31, 2007
Filed August 2, 2007
File No. 001-31452

Dear Ms. Collins:

Set forth below are our responses to the comments of the staff of the Securities and Exchange Commission (the “SEC”) in your letter dated November 16, 2007, with respect to our response, dated October 19, 2007, to your prior letter commenting on our Form 20-F filed on August 2, 2007. For your convenience, we have included the text of the staff’s comments below and have keyed our responses accordingly.

Form 20-F for the fiscal year ended March 31, 2007

Note 1. Business and Organization, Basis of Presentation and Summary of Significant Accounting Policies

(m) Revenue Recognition, page F-14

1.	We have reviewed your response to our prior comment 2 and note that your customers enter into contracts for maintenance services concurrently with the sale of your casino management systems and that VSOE of fair value for such maintenance services has been established based on renewal rates stipulated in the contracts. Clarify whether the price charged for the maintenance element varies from customer to customer. If so, please tell us the percentage range allowed for your pricing of maintenance services that you consider to be representative of VSOE. Additionally, please tell us whether your customers renewed maintenance at stated renewal rate in the original maintenance contracts and if not, tell us what percentage of your customers actually renew at these stated renewal rates.

Response:

We determine the maintenance service fees for each customer as a fixed percentage of the bundled contract price of our Konami Casino Management System to the respective customers. The bundled contract prices vary from customer to customer, and therefore maintenance service fees, being derived as a fixed percentage of this amount, vary as well. However, the proportion of maintenance service fees to bundled contract prices is consistent amongst all customers. Additionally, all of our customers renewed maintenance at the stated renewal rate in the original maintenance contracts in 2007.

2.	We also note in your response to our prior comment 1 your proposed revenue recognition disclosure for future filings. Given the nature of the previous comment, tell us how you will consider including a discussion regarding multiple element arrangements accounted for under SOP 97-2, including the accounting and establishment of VSOE for maintenance services.

Response:

We will revise to expand the applicable section of our revenue recognition policy disclosures per our previous response as follows:

Revenues from our casino management systems that are a part of our Gaming & System Segment are recognized in accordance with SOP 97-2 as they involve delivery and installation of the system software. As the software is essential to the functionality of the hardware, the delivery of hardware and software is included within the scope of SOP 97-2. Revenue from sales of casino management systems is recognized only when installation of hardware and software is completed and accepted by the customers. Maintenance service revenue is recognized ratably over the maintenance period based on vendor-specific objective evidence of fair value established by renewal rates.

For those sources that involve delivery of multiple elements, the company applies the recognition criteria under EITF No. 00-21. Specifically, deliverables are divided into separate units of accounting if:

(1)	Each item has value to the customer on a stand alone basis,

(2)	we have objective and reliable evidence of the fair value of the undelivered items, and

(3)	delivery of any undelivered item is considered probable and substantially in our control.

3.	We have reviewed your response to our prior comment 3 and note that the post-sale service is purely an unrelated optional service to the amusement arcade game equipment and that each are sold separately. Note that pursuant to paragraph 2 of EITF 00-21, separate contracts with the same entity that are entered into at or near the same time are presumed to have been negotiated as a package and should, therefore, be evaluated as a single arrangement. Clarify whether you sell post-sale services concurrently or near the same time you sell the amusement arcade game equipment and if so, tell us how you considered the above referenced guidance in determining whether these arrangements, while sold separately, represent a single arrangement and whether you have objective and reliable evidence of fair value of the post-sale services including how you established such evidence. Please advise.

Response:

We have from time to time entered into post-sale service contracts at or near the time the customers purchased our amusement arcade game equipment. For these transactions, the sales of our equipment and post-sale services were determined to be separate units of accounting under the scope of EITF 00-21 for the reasons as follows:

1)	Each of the amusement arcade game equipment and the post-sale services has value to our customers on a stand alone basis.

2)	There is objective and reliable evidence of the fair value of post-sale services in the form of a fixed renewal rate charged to all customers.

3)	The sale price of the equipment does not change whether sold with or without the post-sale services.

4)	The equipment and post-sale services are different contracts which our customers may choose to enter into at a different timing.

5)	There is no general right of return relative to the equipment.

Therefore, our sales of the amusement arcade game equipment and our post-sale services are considered separate units of accounting even if they are sold concurrently or near the same time.

4.	We note in your response to our prior comment 7 that your online services are maintained and operated on your servers and that you recognize revenue based on the fixed per unit price for each game accessed. Clarify the terms of your online games including whether you charge a separate fee for the game and a separate fee for the online capability that permits users to play against one another on the Internet (including the use of your servers) and whether there is an ongoing service obligation to your customers for the use of your servers. Additionally, we reissue part of our previous comment to tell us whether you receive or pay a fee to any third-parties for including such online capability features in your titles and if so, how you are accounting for such fees.

Response:

Our online games charge fees only from playing games and purchasing items through the Internet. We do not charge any separate fees for the online capability. Also, there is no ongoing service obligation to our customers for the use of our servers.

Additionally, we do not receive or pay a fee to any third-parties for including the online capability features in our titles.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about this response letter, please contact, by fax or e-mail, Noriaki Yamaguchi [fax: 03-5412-3311] or Junicihi Motobayashi [fax: 03-5412-3315 e-mail address:mj.01434@konami.com].

Very truly yours,

/s/ Noriaki Yamaguchi
Noriaki Yamaguchi
Representative Director and Chief Financial Officer
Konami Corporation